SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

                Nephros, Inc.
(Name of Issuer)

    Common Stock, par value $0.001 per share
(Title of Class of Securities)

       640671103
(CUSIP Number)

                  December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 640671103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald O. Perelman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 389,841
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 389,841
		8)	SHARED DISPOSITIVE POWER None
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,841
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12)	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 640671103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MacAndrews & Forbes Group, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 389,841
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 389,841
		8)	SHARED DISPOSITIVE POWER None
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,841
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12)	TYPE OF REPORTING PERSON OO

Schedule 13G

Item 1(a).	Name of Issuer:

            Nephros, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

41 Grand Avenue
River Edge, NJ  07661

Item 2(a).               Name of Person Filing:  See Item 4

Item 2(b).	Address of Principal Business Office or, if None, Residence:

See Item 4

Item 2(c).	Citizenship: See the responses to Item 4 on the attached Cover Pages

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number:

640671103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

MacAndrews & Forbes Group, LLC (“MacAndrews & Forbes Group”) beneficially owns 389,841 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares.  As the indirect sole member of MacAndrews & Forbes Group, Ronald O. Perelman may be deemed to beneficially own the 389,841 shares of Common Stock owned by MacAndrews & Forbes Group, representing approximately 1.0% of the issued and outstanding shares.  Each of MacAndrews & Forbes Group and Mr. Perelman has sole voting and dispositive power over such shares.  The principal business address of MacAndrews & Forbes Group and Mr. Perelman is 35 E. 62nd Street, New York, New York, 10065.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                   February 13, 2009
                                Date

                                   /s/ Ronald O. Perelman
                                   Ronald O. Perelman

                                                               MACANDREWS & FORBES GROUP, LLC

                                                               By: /s/ Barry F. Schwartz
                                                               Name: Barry F. Schwartz
                                                               Title:   Executive Vice Chairman